Exhibit 99.1

Antelope Enterprise Announced First Half of 2025 Financial Results

Sichuan, China, February 13, 2026 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise”, “AEHL” or the “Company”), which operates Kylin Cloud, a livestreaming ecommerce business in China, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial and Operational Highlights:

Total Revenues for the six months ended June 30, 2025, decreased by 5.7% to $41.0 million from $43.5 million for the same period in 2024.

Net Loss for the six months ended June 30, 2025, decreased to $3.6 million from $6.5 million for the same period in 2024.

Loss Per Share for the six months ended June 30, 2025, decreased to $1.03 from $4.84 for the same period in 2024.

Cash was $1.8 million as of June 30, 2025 compared to $1.1 million as of December 31, 2024.

Total Assets decreased to $36.0 million as of June 30, 2025 from $38.0 million at December 31, 2024.

Total Liabilities decreased significantly to $8.9 million as of June 30, 2025 from $11.8 million as of December 31, 2024. This includes a decrease in note payable, which fell from 5.2 million to 3.6 million, and a decrease in unearned revenue, which fell from 2.6 million to 0.6 million.

Total Stockholders’ Equity rose to $27.1 million as of June 30, 2025 from $26.2 million as of December 31, 2024.

Tingting Zhang, Chief Executive Officer of Antelope Enterprise, commented: “Our revenues for the six months ended June 30, 2025, decreased by 5.7% compared to the same period in 2024. This decline was primarily attributable to our strategic decision to centralize e-commerce traffic acquisition under the Anhui Kylin entity to enhance group management efficiency. While this shift improved operational oversight, it resulted in the loss of certain customers during the transition.

Additionally, we generated no revenue from DOU+ in 2025, compared to $2.2 million in the six months ended June 30, 2024. This reflects a broader policy change in the PRC that significantly altered e-commerce advertising strategies industry-wide. Due to the low return on investment and high costs associated with DOU+, many participants—including our Company—suspended or ceased activities in this area.

Our majority-owned subsidiary, Kylin Cloud, continues to provide comprehensive, one-stop livestreaming broadcasting solutions to consumer brand companies by matching products with suitable influencers and hosts. We believe Kylin Cloud is well-positioned with its resources, infrastructure, and experience to capitalize on the ongoing growth in digital purchasing and livestreaming e-commerce. We remain committed to deepening customer relationships through customized support and value-added services, while exploring opportunities to adapt our model for new markets and create long-term value for stakeholders.”

About Antelope Enterprise Holding Limited

Antelope Enterprise Holding Limited (“Antelope Enterprise”, “AEHL” or the “Company”) engages holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. For more information, please visit the Company’s website at https://aehltd.com

Cautionary Statement Regarding Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the consumer and technology sectors continuing to exhibit sound long-term fundamentals, and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements contained in this report include, but are not limited to, statements about the market positioning of Kylin Cloud and our opportunities to adapt our model for new markets and create long-term value for stakeholders.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the transition period ended September 30, 2025 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or afterhe respective dates on which any such statements otherwise are made.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of at the rate of US$1.00 = RMB 7.1636 for balance sheet accounts at the balance sheet date, US$ 1.00 = RMB 7.2526 for the P&L accounts for the six months ended June 30, 2025.. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2025.The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Basis of Presentation

All financial information included in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company does not present any non-IFRS financial measures in this report. Accordingly, no reconciliations of non-IFRS measures to IFRS measures are required or provided. Investors are encouraged to review the Company’s complete interim financial statements and accompanying notes included herein.

Antelope Enterprise Holdings Limited Investor Contact:

Xiaoying Song

Chief Financial Officer

info@aehltd.com

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2025	As of December 31, 2024
	USD’000	USD’000
	(Unaudited)

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	4,029	4,138
Intangible assets, net	-	-
Right-of-use assets, net	1,174	1,326
Security deposit	198	198
Note Receivable	5,305	5,435
Total noncurrent assets	10,706	11,097

CURRENT ASSETS
Trade receivable	41	-
Other receivables and prepayments	3,668	6,989
Loan receivable	19,771	18,873
VAT receivable	10	-
Cash and bank balances	1,760	1,047
Total current assets	25,250	26,909

Total assets	35,956	38,006

CURRENT LIABILITIES
Trade payables	654	831
Accrued liabilities and other payables	1,580	1,128
Note payable	3,580	5,187
Unearned revenue	618	2,612
Amounts owed to related parties	770	272
Lease liabilities	334	348
Taxes payable	451	315
Total current liabilities	7,987	10,693

NET CURRENT ASSETS	17,263	16,216

NONCURRENT LIABILITIES
Lease liabilities	899	1,072
Total noncurrent liabilities	899	1,072

Total liabilities	8,886	11,765

NET ASSETS	27,070	26,241

EQUITY
Reserves	26,277	25,553
Noncontrolling interest	793	688

Total equity	27,070	26,241

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	SIX MONTHS ENDED JUNE 30,
	2025	2024
	USD’000	USD’000

Net sales	40,974	43,462

Cost of goods sold	39,189	39,969

Gross profit	1,785	3,493

Other income	1,057	651
Selling and distribution expenses	(2,094)	(3,130)
Administrative expenses	(3,606)	(6,863)
Finance costs	(694)	(537)
Other expenses	-	(139)

Loss before taxation	(3,552)	(6,525)

Income tax expense	9	2

Net loss for the period	(3,561)	(6,527)

Net income (loss) attributable to :
Equity holders of the Company	(3,652)	(6,635)
Non-controlling interest	91	108
Net loss	(3,561)	(6,527)

Other comprehensive income (loss)
Exchange differences on translation of financial statements of foreign operations	405	(913)
Exchange differences on translation of financial statements of foreign operations - non-controlling interest	14	-

Total comprehensive loss	(3,142)	(7,440)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(3,247)	(7,548)
Non-controlling interest	105	108
Total comprehensive loss	(3,142)	(7,440)

Income (loss) per share attributable to the equity holders of the Company *
Basic and Diluted (USD) **
	(1.03)	(4.84)

* Reflected the 1-for-40 reverse split effective on April 3, 2025.

** Earnings per share for basic and diluted weighted average shares outstanding from continuing operations are the same due to anti-dilutive feature resulting from the net loss from continuing operations for the six months ended June 30, 2025 and 2024.